UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 000-55324

Till Capital Ltd.
(Translation of registrant’s name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Crawford House, 50 Cedar Avenue, Hamilton, HM11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[ X ] Form 20-F [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Till Capital Ltd.

Date: July 19, 2016	By:	/s/ John T. Rickard
	Name:	John T. Rickard
	Title:	Director and Interim Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Meeting
99.2	Notice of Annual General Meeting and Management Information Circular
99.3	Form of Proxy
99.4	Financial Statements Request Form